Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30,
	2009	2008
Earnings:
Income (loss) from continuing operations before income tax expense (1)(2)	$33,269	$(146,947)
Fixed charges	81,294	71,551
Interest capitalized	(2,522)	(5,252)
Preferred dividends	(900)	(1,437)
Amortization of previously capitalized interest	403	205

Total	$111,544	$(81,880)

Fixed Charges:
Interest cost and debt expense	75,820	62,663
Interest capitalized	2,522	5,252
Preferred dividends	900	1,437
Interest allocable to rental expense(3)	2,052	2,199

Total	$81,294	$71,551

Ratio of Earnings to Fixed Charges	1.4x	— (4)

(1)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $39.8 million and a non-recurring cash derivative unwind expense of $5.0 million for the nine months ended September 30, 2009.
(2)	Includes a non-cash loss recognized on derivatives of $36.0 million and a non-recurring cash derivative unwind expense of $187.6 million for the nine months ended September 30, 2008.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(4)	Due to the Partnership’s loss for the nine months ended September 30, 2008, its earnings were insufficient to cover its fixed charges by $153.4 million.

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